SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                                  OWENS CORNING
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    69073F103
                                 (CUSIP Number)

                                  Joel Piassick
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244

                                 with a copy to:

                                 Philip J. Flink
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200

                                December 15, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69073F103
------------------

                                  SCHEDULE 13D

1    NAME OF REPORTING PERSON
     /I.R.S. IDENTIFICATION NO. (Entities Only)

     Harbert Distressed Investment Master Fund, Ltd.
     98-0385493

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) (_)
                                                                         (b) (X)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     5,331,625

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     5,331,625

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,331,625

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                                             |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14   TYPE OF REPORTING PERSON

     CO

CUSIP No. 69073F103
------------------

                                  SCHEDULE 13D

1    NAME OF REPORTING PERSON
     /I.R.S. IDENTIFICATION NO. (Entities Only)

     HMC Distressed Investment Offshore Manager, L.L.C.
     73-1637159

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) (_)
                                                                         (b) (X)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     5,331,625

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     5,331,625

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,331,625

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                                             |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14   TYPE OF REPORTING PERSON

     CO

CUSIP No. 69073F103
------------------

                                  SCHEDULE 13D

1    NAME OF REPORTING PERSON
     /I.R.S. IDENTIFICATION NO. (Entities Only)

     HMC Investors, L.L.C.
     63-1264028

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) (_)
                                                                         (b) (X)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     5,525,000

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     5,525,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,525,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                                             |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.98%

14   TYPE OF REPORTING PERSON

     CO

CUSIP No. 69073F103
------------------

                                  SCHEDULE 13D

1    NAME OF REPORTING PERSON
     /I.R.S. IDENTIFICATION NO. (Entities Only)

     Philip Falcone

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) (_)
                                                                         (b) (X)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     5,525,000

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     5,525,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,525,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                                             |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.98%

14   TYPE OF REPORTING PERSON

     IN

CUSIP No. 69073F103
------------------

                                  SCHEDULE 13D

1    NAME OF REPORTING PERSON
     /I.R.S. IDENTIFICATION NO. (Entities Only)

     Raymond J. Harbert

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) (_)
                                                                         (b) (X)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     5,525,000

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     5,525,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,525,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                                             |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.98%

14   TYPE OF REPORTING PERSON

     IN

CUSIP No. 69073F103
------------------

                                  SCHEDULE 13D

1    NAME OF REPORTING PERSON
     /I.R.S. IDENTIFICATION NO. (Entities Only)

     Michael D. Luce

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) (_)
                                                                         (b) (X)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     5,525,000

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     5,525,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,525,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                                             |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.98%

14   TYPE OF REPORTING PERSON

     IN

                                  SCHEDULE 13D

Company: Owens Corning.                                  CUSIP Number: 69073F103

Item 1. Security and Issuer.

     This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.10 par value (the "Shares"), of Owens Corning, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Owens Corning Parkway, Toledo, Ohio 43659.

Item 2. Identity and Background.

(a-c,f)

     This Schedule 13D is being filed by Harbert Distressed Investment Master Fund, Ltd. (the "Master Fund"), HMC Distressed Investment Offshore Manager, L.L.C., ("HMC Management"), the sole investment manager of the Master Fund, HMC Investors, L.L.C., ("HMC Investors") the managing member of HMC Management, Philip Falcone, a member of HMC Management who acts as the portfolio manager of the Master Fund on behalf of HMC Management and is the portfolio manager of Alpha US Sub Fund VI, LLC ("Alpha"), Raymond J. Harbert, a member of HMC Investors, and Michael D. Luce, a member of HMC Investors (each of the Master Fund, HMC Management, HMC Investors, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

     The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of HMC Management and HMC Investors is a Delaware limited liability company. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of HMC Management, HMC Investors, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244. The principal business address for Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. Alpha is a Delaware limited liability company. Alpha is a separately managed account.

     (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 5,331,625 Shares.

As of the date hereof HMC Management may be deemed to beneficially own 5,331,625 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 5,525,000 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 5,525,000 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 5,525,000 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 5,525,000 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

     The Reporting Persons initially acquired the Shares for their own account, and for investment purposes, with no intention of changing or influencing control of the Company or as a participant in any transaction having that purpose or effect.

     On October 5, 2000, Owens Corning and 17 United States subsidiaries (collectively with Owens Corning, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware. The Debtors are currently operating their businesses as debtors-in-possession in accordance with provisions of the Bankruptcy Code. The Chapter 11 cases of the Debtors (collectively, the "Chapter 11 Cases") are being jointly administered under Case No. 00-3837 (JKF).

     The Reporting Persons have been closely monitoring the Chapter 11 Cases. To the extent permitted by applicable law, rule and regulation, the Reporting Persons may seek to influence the outcome of the Chapter 11 Cases, including, among other things, through (i) direct and/or indirect communications with participants in the Chapter 11 Cases and (ii) direct and/or indirect communications with other persons, including other shareholders of the Company, in each case for the purpose of attempting to protect and maximize shareholder value.

     The Reporting Persons joined an Ad Hoc Committee of Owens Corning Equity Holders (the "Ad Hoc Committee"). This Ad Hoc Committee was formed to evaluate and assert the rights of the Owens Corning equity holders. Notwithstanding the Reporting Persons' participation in the Ad Hoc Committee, the Reporting Persons have not entered into any agreement or understanding to act together with the other participants of the Ad Hoc Committee for the purpose of acquiring, holding, voting or disposing of equity securities of the Company; therefore, the Reporting Persons disclaim membership in a group, for purposes of Section 13(d) under the Securities Exchange Act of 1934, with the other participants of the Ad Hoc Committee.

     The Reporting Persons may become more actively involved in the Chapter 11 Cases, with the goal of protecting and maximizing shareholder value. In connection with that pursuit, on December 15, the Reporting Persons approved a letter to be sent to the Board of Directors of Owens Corning demanding that it convene a shareholders' meeting (the "Letter"). The Letter was sent on December 15.

     The Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through
(j) of Item 4 of Schedule 13D. However, in connection with their participation in the Ad Hoc Committee, and as may otherwise be appropriate from time to time, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Company.

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 5,331,625 Shares, constituting 9.6% of the Shares of the Company (based on 55,341,765 shares issued and outstanding as of September 30, 2005 reported in the Company's Form 10-Q, filed on November 2, 2005).

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,331,625 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,331,625 Shares.

(a, b) As of the date hereof, HMC Management may be deemed to be the beneficial owner of 5,331,625 Shares, constituting 9.6% of the Shares of the Company (based on 55,341,765 shares issued and outstanding as of September 30, 2005 reported in the Company's Form 10-Q, filed on November 2, 2005).

     HMC Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,331,625 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,331,625 Shares.

     HMC Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 5,525,000 Shares, constituting 9.98% of the Shares of the Company (based on 55,341,765 shares issued and outstanding as of September 30, 2005 reported in the Company's Form 10-Q, filed on November 2, 2005).

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,525,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,525,000 Shares.

     HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 5,525,000 Shares, constituting 9.98% of the Shares of the Company (based on 55,341,765 shares issued and outstanding as of September 30, 2005 reported in the Company's Form 10-Q, filed on November 2, 2005).

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,525,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,525,000 Shares.

     Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 5,525,000 Shares, constituting 9.98% of the Shares of the Company (based on 55,341,765 shares issued and outstanding as of September 30, 2005 reported in the Company's Form 10-Q, filed on November 2, 2005).

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,525,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,525,000 Shares.

     Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 5,525,000 Shares, constituting 9.98% of the Shares of the Company (based on 55,341,765 shares issued and outstanding as of September 30, 2005 reported in the Company's Form 10-Q, filed on November 2, 2005).

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,525,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,525,000 Shares.

     Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

     The Reporting Persons are participants in the Ad Hoc Committee. This Ad Hoc Committee was formed to evaluate and assert the rights of the Owens Corning equity holders. Notwithstanding the Reporting Persons' participation in the Ad Hoc Committee, the Reporting Persons have not entered into any agreement or understanding to act together with the other participants of the Ad Hoc Committee for the purpose of acquiring, holding, voting or disposing of equity securities of the Company; therefore, the Reporting Persons disclaim membership in a group, for purposes of Section 13(d) under the Securities Exchange Act of 1934, with the other participants of the Ad Hoc Committee.

     Except as may be described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.

Item 7. Material to be Filed as Exhibits.

Exhibit I. Joint Filing Agreement by and among Harbert Distressed Investment Master Fund, Ltd., HMC Distressed Investment Offshore Manager, L.L.C., HMC Investors, L.L.C., Philip Falcone, Raymond J. Harbert, and Michael D. Luce dated as of December 19, 2005.

Exhibit II. Letter to the Board of Directors of Owens Corning, dated December
            15, 2005.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 19, 2005

                                    HARBERT DISTRESSED INVESTMENT MASTER FUND,
                                    LTD.
                                    By: HMC Distressed Investment Offshore
                                    Manager, L.L.C.
                                    By: HMC Investors, L.L.C., Managing Member

                                    By: /s/ Joel B. Piassick
                                    --------------------------------------------


                                    HMC DISTRESSED INVESTMENT OFFSHORE
                                    MANAGER, L.L.C.
                                    By: HMC Investors, L.L.C., Managing Member

                                    By: /s/ Joel B. Piassick
                                    --------------------------------------------


                                    HMC INVESTORS, L.L.C.

                                    By: /s/ Joel B. Piassick
                                    --------------------------------------------

                                    /s/ Philip Falcone
                                    --------------------------------------------
                                    Philip Falcone

                                    /s/ Raymond J. Harbert
                                    --------------------------------------------
                                    Raymond J. Harbert

                                    /s/ Michael D. Luce
                                    --------------------------------------------
                                    Michael D. Luce

                                    Exhibit I

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them a
Schedule 13D (including any amendments thereto, the "Schedule 13D") with respect to the common stock of Owens Corning. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Schedule 13D on his or its behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: December 19, 2005
                                    HARBERT DISTRESSED INVESTMENT MASTER
                                    FUND, LTD.
                                    By: HMC Distressed Investment Offshore
                                    Manager, L.L.C.
                                    By: HMC Investors, L.L.C., Managing Member

                                    By: /s/ Joel B. Piassick
                                    --------------------------------------------


                                    HMC DISTRESSED INVESTMENT OFFSHORE
                                    MANAGER, L.L.C.
                                    By: HMC Investors, L.L.C., Managing Member

                                    By: /s/ Joel B. Piassick
                                    --------------------------------------------


                                    HMC INVESTORS, L.L.C.

                                    By: /s/ Joel B. Piassick
                                    --------------------------------------------

                                    /s/ Philip Falcone
                                    --------------------------------------------
                                    Philip Falcone

                                    /s/ Raymond J. Harbert
                                    --------------------------------------------
                                    Raymond J. Harbert

                                    /s/ Michael D. Luce
                                    --------------------------------------------
                                    Michael D. Luce

                                    Exhibit II

                            [BROWNRUDNICK LETTERHEAD]

EDWARD S. WEISFELNER                                            Seven
direct dial: 212-209-4900                                       Times
eweisfeinerabrownrudnick.com                                    Square
                                                                New York
                                                                New York
                                                                10036
                                                                tel 212.209.4800
                                                                fax 212.209.4801

BY FACSIMILE
------------

Owens Coming World
Headquarters One Owens
Corning Parkway Toledo,
OH 43659
Attention: Board of Directors:
           Mr. Norman P. Blake, Jr.
           Mr. David T. Brown
           Mr. Gaston Caperton
           Mr. William W. Colville
           Mr. Landon Hilliard
           Ms. Ann Iverson
           Mr. W. Walker Lewis
           Ms. W. Ann Reynolds
           Mr. Robert B. Smith, Jr.
           Mr. Michael H. Thaman

     Re: Chapter 11 cases of Owens Corning and its debtor affiliates (collectively, the "Debtors")
          -----------------------------------------------------------

Dear Ladies and Gentlemen:

     This firm is counsel to the Ad Hoc Committee of Preferred and Equity Security Holders (the "Ad Hoc Committee"). The members of the Ad Hoc Committee include the following institutions: (a) Catalyst Investment Management Co., LLC;
(b) Clinton Group, Inc.; (c) Deutsche Bank Securities Inc.; (d) GSO Capital Partners LP; (e) Hain Capital Group, LLC; (f) Harbert Distressed Investment Master Fund, Ltd.; (g) Harvest Management, LLC; (h) JPMorgan; (i) Lehman Brothers; (j) Plainfield Asset Management LLC; (k) Taconic Capital Advisors LLC;
(1) Tudor Investment Corporation; and (m) Venor Capital Management LP. These institutions hold (among other things), individually andlor through their funds andlor managed accounts, approximately 10.8 million shares in the aggregate of Owens Corning common stock (or approximately 19.6% of all outstanding shares of the common stock) and approximately 2.5 million shares in the aggregate of certain 6 %2 % convertible monthly income preferred securities issued by a non-Debtor affiliate of Owens Corning (or approximately 62.5% of all outstanding shares of such preferred securities).

     As you know, Owens Corning has failed to convene a meeting of shareholders in more than five years and the terms of each purported Owens Coming director expired years ago. Three of you were appointed by other purported directors, never once standing shareholder vote, and, regardless,

December 15, 2005
Page 2

continue to occupy board seats notwithstanding term expiration. In sum, none of you are occupying board seats in accordance with Delaware law or Owens Corning's own bylaws.

     Since the very beginning of Owens Coming's chapter 11 cases, Owens Corning's management has addressed the chapter 11 process with an inappropriately skewed view in favor of asbestos-related plaintiffs. This is clearly evidenced by pending motions for the appointment of a trustee and also an examiner brought by commercial creditors in the bankruptcy cases. This inappropriate bias is also evidenced by management's rush to exit chapter 11 despite impending federal legislation (the "Fairness in Asbestos Injury Resolution Act of 2005"or the "FAIR Act") that wiII create a national trust to satisfy fully asbestos-related claims and, at the same time, greatly reduce Owens Coming's financial obligation to satisfy such claims. To Owens Corning, it should make no difference if estate value is largely allocated to asbestos-claimants pursuant to Section 524(g) of the Bankruptcy Code or to other rightful parties-in-interest under the regime to be enacted soon by Congress. Yet, Owens Corning's management appears to be pressing a plan on parties-ininterest so that it can be confirmed and consummated in advance of the FAIR Act's passage and, as a result, allocate a windfall to the asbestos plaintiffs. This, we think, speaks volumes about the purported directors' artificially skewed view in favor of the asbestos plaintiffs.

     Accordingly, the Ad Hoc Committee hereby demands that the Owens Corning Board convene a shareholders' meeting immediately. Please let us have your answer to this demand by noon (Eastern Time) on Monday, December 19, 2005. In the event you refuse this demand or fail to answer by such deadline, please be advised that the Ad Hoc Committee will file a motion with the Bankruptcy Court seeking confirmation that it may prosecute an action in state court to compel Owens Corning to convene immediately a shareholder meeting for the election of directors or, in the alternative, for relief from the automatic stay to prosecute such an action. In addition, the Ad Hoc Committee presently intends to file a motion with the Bankruptcy Court seeking the appointment of an official preferred and equity security holders committee. We expect your and your professionals' support for the relief to be requested in these motions.

     In the meantime, the Ad Hoc Committee also advises you that it stands ready to work with you and your professionals to formulate a plan of reorganization that preserves estate value for all of your constituents, including your shareholders, particularly by accounting for the likely enactment of the FAIR Act. Such a plan is achievable in these cases. As an example, the debtors in another large asbestos-related Chapter 11 case (In re The Babcock & Wilcox Co., et al., No. 00-10992 (Bantu. E.D. La.)) have presented a plan that will enable them to exit bankruptcy promptly while, at the same time, preserving equity value should the FAIR Act become law in a reasonable period of time. Specifically, the Babcock & Wilcox plan contemplates the issuance of a $250 million promissory note and a $355 million contingent payment right to a trust established for the benefit of asbestos claimants, which note and contingent payment right are conditioned on (among other things) the passage of the FAIR Act by November 30, 2006.

     The members of the Ad Hoc Committee reserve all rights and remedies, including, without limitation, the right to hold each of you personally accountable for any action as a director taken in advance of a shareholders' meeting duly conducted in accordance with Delaware law. We also note

December 15, 2005
Page 3

that pursuant to established legal authority, a reorganization plan may not shield you from such liability.

     Please have your professionals contact the undersigned if you wish to discuss any of the foregoing matters.

                                        Very truly yours,

                                        /s/Edward S. Weisfelner
                                        Edward S. Weisfelner

Copies: Members of the Ad Hoc
        Committee Norman Pemick,
        Esq. Larry J. Nyhan, Esq.

03773.0003 #628155